

August 16, 2012

<u>Via E-mail</u>
Ellen Wei
Chief Financial Officer and Controller
Minco Gold Corporation
Suite #2722, 1055 West Georgia Street, PO Box 11176
Vancouver, British Columbia, Canada V6E 3P3

> **Re: Minco Gold Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 20, 2012**
> **File No. 001-32670**

Dear Ms. Wei:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director